82-3769

(A free translation of the original in Portuguese)

04036685

ACESITA S.A.

Report of Independent Accountants on Limited Reviews of Quarterly Information
June 30, 2004

Companhia Aços Especiais Itabira - Acesita

dlw 9/2

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua dos Inconfidentes, 1190 9º
30140-120 Belo Horizonte, MG - Brasil
Caixa Postal 289
Telefone (31) 3269-1500
Fax (31) 3261-6950

(A free translation of the original in Portuguese)

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
ACESITA S.A.

1 We have carried out limited reviews of the Quarterly Information (ITR) of Acesita S.A. for the quarters and six-month period ended June 30 and March 31, 2004. This information is the responsibility of the Company's management. The limited review of the accounting information included in the Quarterly Information (ITR) for the quarter ended June 30, 2004, of the indirect subsidiary Companhia Siderúrgica de Tubarão – CST, evaluated on the equity method of accounting, was carried out by other independent accountants and our report, insofar as it refers to the amount of this investment and the profits produced by it, in the amounts of R$ 173,276 thousand and R$ 34,325 thousand, respectively, in the quarter ended June 30, 2004, is based solely on the report of these other accountants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews and on the report issued by other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 The Quarterly Information (ITR) also includes accounting information for the quarter and six-month period ended June 30, 2003. The limited review of the Quarterly Information (ITR) for that quarter and six-month period was carried out by other independent accountants, who issued an unqualified report thereon dated August 6, 2003.

PRICEWATERHOUSECOOPERS

ACESITA S.A.

5 Our reviews were carried out for the purpose of issuing a report on the accounting information taken as a whole. The statement of cash flows and the statement of added value are presented to provide supplementary information on the Company, and are not required as an integral part of the Quarterly Information (ITR). The statement of cash flows and of added value for the quarter and six-month period ended June 30, 2004 were subjected to the review procedures mentioned in paragraph 2 and are fairly presented in all material respects in relation to the Quarterly Information (ITR) taken as a whole. Also, the statements of cash flows and of added value for the quarter and six-month period ended June 30, 2003, presented for comparison purposes, were not reviewed by independent accountants.

Belo Horizonte, July 30, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Contador CRC 1RS044214/O-9 "S" MG

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2004

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89
4 - State Registration Number – NIRE		
3130042707		

01.02 - HEAD OFFICE

1 - ADDRESS			2 - SUBURB OR DISTRICT	
Avenida João Pinheiro, 580			Centro	
3 - POSTAL CODE	**4 – MUNICIPALITY**		**5 - STATE**	
30130-180	Belo Horizone		MG	
6 - AREA CODE	**7 - TELEPHONE**	**8 - TELEPHONE**	**9 - TELEPHONE**	**10 - TELEX**
031	3235-4111	3235-4220	3235-4327	311030
11 - AREA CODE	**12 - FAX**	**13 - FAX**	**14 – FAX**	
031	3235-4300	3235-4264	3235-4294	
15 - E-MAIL				
finance@acesita.com.br				

01.03- INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME				
Gilberto Audelino Correa				
2 – ADDRESS		**3 - SUBURB OR DISTRICT**		
Av. João Pinheiro, 580		Centro		
4 - POSTAL CODE	**5 – MUNICIPALITY**			**6 - STATE**
30130-180	Belo Horizonte			MG
7 - AREA CODE	**8 - TELEPHONE**	**9 - TELEPHONE**	**10 - TELEPHONE**	**11 - TELEX**
031	3235-4220	-	-	-
12 - AREA CODE	**13 - FAX**	**14 - FAX**	**15 – FAX**	
031	3235-7218	-	-	
16 - E-MAIL				
finance@acesita.com.br				

01.04-GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2004	12/31/2004	2	4/1/2004	6/30/2004	1	1/1/2004	3/31/2004

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes	00287-9
11 - PARTNER RESPONSIBLE	**12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE**
Rogério Roberto Gollo	365.244.920-72

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation
June 30, 2004

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

01.05– CAPITAL COMPOSITION

Number of shares (thousand)	Current Quarter 6/30/2004	Prior quarter 3/31/2004	Same quarter in prior year 6/30/2003
Paid-up capital			
1 – Common	249,008,650	249,008,650	249,008,650
2 – Preferred	496,475,129	496,475,129	496,475,129
3 – Total	745,483,779	745,483,779	745,483,779
Treasury Stock			
4 – Common	1,489,015	1,489,015	1,489,015
5 – Preferred	1,054,900	1,054,900	1,054,900
6 – Total	2,543,915	2,543,915	2,543,915

01.06– CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 - NATURE OF OWNERSHIP National private
4 -ACTIVITY CODE 106 – Metallurgy and siderurgy
5 - MAIN ACTIVITY Siderurgy – manufacture of special steels
6 - TYPE OF CONSOLIDATION Not presented
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without Exception

01.07– COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – NAME

01.08– DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED *(Thousand)*	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
8/4/2004	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 – Description	3 - 6/30/2004	4 – 3/31/2004
1	Total assets	3,896,423	3,878,437
1.01	Current assets	1,105,236	1,122,352
1.01.01	Available funds	364,254	353,060
1.01.01.01	Banks	4,599	4,461
1.01.01.02	Financial investments	359,651	348,595
1.01.01.03	Other	4	4
1.01.02	Receivables	181,181	188,801
1.01.03	Inventories	502,203	531,116
1.01.03.01	Finished products	115,170	113,552
1.01.03.02	Work in progress	140,450	147,964
1.01.03.03	Raw materials	149,874	117,512
1.01.03.04	Products in third party's possession	8,185	8,974
1.01.03.05	Imports in transit	50,978	108,446
1.01.03.06	Material for consumption, maintenance and other	37,546	34,668
1.01.04	Other	57,598	49,375
1.01.04.01	Taxes and contributions	13,879	22,871
1.01.04.02	Prepaid expenses	11,952	4,567
1.01.04.03	Employees' accounts	5,168	5,490
1.01.04.04	Dividends receivable	14,988	3,016
1.01.04.05	Other	11,611	13,431
1.02	Long-term receivables	931,520	891,436
1.02.01	Sundry credits	522,315	500,279
1.02.01.01	Judicial deposits	124,440	122,915
1.02.01.02	Deferred income tax and social contribution	212,288	216,320
1.02.01.03	Taxes and contributions	93,719	75,757
1.02.01.04	Restructuring assets	4,312	0
1.02.01.05	Other	87,556	85,287
1.02.02	Related parties	226,367	205,822
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	226,367	205,822
1.02.02.03	Other related parties	0	0
1.02.03	Other	182,838	185,335
1.02.03.01	Prepaid expenses	9,562	11,789
1.02.03.02	Investments for sale	173,276	173,546
1.03	Permanent assets	1,859,667	1,864,649
1.03.01	Investments	146,770	137,270
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	141,326	131,329
1.03.01.03	Other	5,444	5,941
1.03.02	Property, plant and equipment	1,712,897	1,727,379
1.03.03	Deferred charges	0	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 – Description	3 - 6/30/2004	4 – 3/31/2004
2	Total liabilities and stockholders' equity	3,896,423	3,878,437
2.01	Current liabilities	1,156,067	1,187,166
2.01.01	Financing	869,920	836,675
2.01.02	Debentures	5,158	2,557
2.01.03	Suppliers	173,060	237,454
2.01.04	Taxes, charges and contributions	17,797	14,392
2.01.04.01	Value-Added Tax on Sales and Services (ICMS) payable	628	471
2.01.04.02	Excise Tax (IPI) payable	5,380	3,135
2.01.04.03	Withholding income tax	2,346	3,874
2.01.04.04	Social Contribution on Revenues (COFINS)	7,753	4,886
2.01.04.05	Other	1,690	2,026
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	0	0
2.01.08	Other	90,132	96,088
2.01.08.01	Salaries and social charges	36,695	32,279
2.01.08.02	Restructuring liabilities	0	1,245
2.01.08.03	Swap margin account	8,300	26,136
2.01.08.04	Other	45,137	36,428
2.02	Long-term liabilities	1,516,834	1,558,730
2.02.01	Financing	1,015,895	1,104,334
2.02.02	Debentures	35,330	35,330
2.02.03	Provisions	0	0
2.02.04	Payables to related parties	6,187	5,791
2.02.05	Other	459,422	413,275
2.02.05.01	Deferred income tax and social contribution	220,011	224,043
2.02.05.02	Taxes and contributions in court	153,594	118,083
2.02.05.03	Provision for contingencies	54,672	41,521
2.02.05.04	Other	31,145	29,628
2.03	Deferred income	0	0
2.05	Stockholders' equity	1,223,522	1,132,541
2.05.01	Paid-up capital	901,921	901,921
2.05.02	Capital reserves	11	11
2.05.02.01	IPI subsidy – Law 7554/86	3,948	3,948
2.05.02.02	Treasury stock	(3,937)	(3,937)
2.05.03	Revaluation reserves	427,081	434,908
2.05.03.01	Own assets	427,081	434,908
2.05.03.02	Subsidiaries/associated companies	0	0
2.05.04	Revenue reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Accumulated deficit	(105,491)	(204,299)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

03.01 - Statement of Income (R$ thousand)

1 – Code	2 – Description	3 - 4/1/2004 to 6/30/2004	4 - 1/1/2004 to 6/30/2004	5 - 4/1/2003 to 6/30/2003	6 - 1/1/2003 to 6/30/2003
3.01	Gross sales and/or services revenue	976,009	1,772,875	622,679	1,248,272
3.02	Deductions	(155,458)	(280,026)	(86,088)	(170,466)
3.03	Net sales and/or services revenue	820,551	1,492,849	536,591	1,077,806
3.04	Cost of sales and/or services	(525,434)	(960,446)	(409,028)	(776,989)
3.05	Gross profit	295,117	532,403	127,563	300,817
3.06	Operating expenses/income	(147,151)	(252,188)	(30,443)	(149,407)
3.06.01	Selling	(35,867)	(61,465)	(28,977)	(55,960)
3.06.01.01	Personnel expenses/labor charges	(3,643)	(7,034)	(3,227)	(6,170)
3.06.01.02	Sales expenses	(7,063)	(11,902)	(4,297)	(8,144)
3.06.01.03	Export expenses	(23,602)	(39,506)	(17,260)	(36,408)
3.06.01.04	Other	(1,559)	(3,023)	(4,193)	(5,238)
3.06.02	General and administrative	(27,225)	(51,065)	(24,653)	(44,727)
3.06.02.01	Personnel compensation/social charges	(11,254)	(21,800)	(9,748)	(17,184)
3.06.02.02	Rent	(897)	(1,663)	(940)	(1,575)
3.06.02.03	Services rendered by third parties	(8,480)	(15,099)	(7,931)	(13,979)
3.06.02.04	Taxes, charges and fines	(2,082)	(4,519)	(2,169)	(4,288)
3.06.02.05	Depreciation and amortization	(962)	(1,902)	(896)	(1,775)
3.06.02.06	Other	(3,550)	(6,082)	(2,969)	(5,926)
3.06.03	Financial, net	(30,152)	(74,959)	(76,787)	(182,963)
3.06.03.01	Financial income	20,263	35,100	8,973	22,337
3.06.03.02	Financial expenses	(50,415)	(110,059)	(85,760)	(205,300)
3.06.04	Other operating income	0	0	65,823	33,551
3.06.04.01	Monetary variations, net	0	0	68,542	38,515
3.06.04.02	Other	0	0	(2,719)	(4,964)
3.06.05	Other operating expenses	(96,712)	(125,613)	0	0
3.06.05.01	Monetary variations, net	(80,640)	(102,017)	0	0
3.06.05.02	Other	(16,072)	(23,596)	0	0
3.06.06	Equity in the results of subsidiaries	42,805	60,914	34,151	100,692
3.07	Operating profit	147,966	280,215	97,120	151,410
3.08	Non-operating results	(22,549)	(34,381)	(50,936)	(50,120)
3.08.01	Income	243	186	603	1,819
3.08.02	Expenses	(22,792)	(34,567)	(51,539)	(51,939)
3.09	Profit before taxes and profit sharing	125,417	245,834	46,184	101,290

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

1 – Code	2 – Description	3 - 4/1/2004 to 6/30/2004	4 - 1/1/2004 to 6/30/2004	5 - 4/1/2003 to 6/30/2003	6 - 1/1/2003 to 6/30/2003
3.09	Profit before taxes and profit sharing	125,417	245,834	46,184	101,290
3.10	Provision for income tax and social contribution	(34,436)	(54,768)	0	0
3.11	Deferred income tax	0	0	201	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	90,981	191,066	46,385	101,290
	Number of shares (thousand), excluding Treasury stock	742,939,864	742,939,864	742,939,864	742,939,864
	Net income per share	0.00012	0.00026	0.00006	0.00014
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1. OPERATIONS

Acesita S.A. is a Brazilian publicly-traded company, whose main activities are the production and sale of special steel products, agribusiness, mining and providing technical services related to these activities.

The principal manufacturing facility is located in Timóteo, Minas Gerais, Brazil, with annual production capacity of 850,000 tons of steel. The Company also has investments in subsidiaries with businesses related to its own activities.

As of June 30, 2004, the principal subsidiaries and their activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100% direct holding) – steel distribution and processing for third parties and subsequent sale to final consumers, under the name Amorim Comercial, as well as equity interest in other companies, as follows:
    - Acesita Energética Ltda. - (100% holding) – reforestation and production of charcoal;
    - Inox Tubos S.A. - (43.85% holding - 50.0% of voting capital) – production and sale of steel tubes with stitching and special alloys;
    - Acesita Argentina S.A. - (100% holding) - (3.31.04 – 30% holding - 30% of voting capital) – trade office in Argentina;
    - AP Participações S.A. - (100% holding) – investment company.

- Aços Planos do Sul S.A. - (50.1% direct holding) – equity interest in:
    - Companhia Siderúrgica de Tubarão - CST - (11.43% holding – 29.64% of voting capital) - production and sale of non-flat steel, iron and other related products.

- Acesita International Ltd. - (100% direct holding) – foreign trade office.

- Acesita Export and Trade Ltd. - (100% direct holding) – foreign trade office.

- Acesita Centros de Serviços Ltda. - (100% direct holding) – sale, export, import and services of cutting and finishing of steel products in general.

- Aços Villares S.A. - (4.41% direct holding – 4.41% of voting capital) – production and sale of non-flat steel, iron and other related products.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

In 2003, the Company took measures aiming to reestablish its financial equilibrium, including the sale of non-strategic investments and negotiations for extending current debt maturities. These measures led the Company to a more comfortable level of indebtedness compared to its cash generation. In 2002, Net debt /Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) index was 5.2 times and, at the end of 2003, it dropped to 3.0 times, compatible with the average in the sector. At June 30, 2004 this relation was 1.97 times.

As already widely publicized, on March 27, 2003, Company management entered into a Share Purchase and Sale Agreement with Arcelor (one of its controlling shareholders) and with Companhia Vale do Rio Doce - CVRD, under which it is required to sell all of its direct investment in CST, as well as CST's shares held through its subsidiary Aços Planos do Sul S.A., which are not linked to the CST Shareholders' Agreement of May 25, 1995. The Share Purchase and Sale Agreement fixed the sales price at US$22.66 per thousand CST shares irrespective of any type and class, totaling US$161,772 thousand.

On April 24, 2003, the shares not linked to the mentioned CST Agreement were sold, and Acesita received the amount of R$ 487,628 as payment for its interest of 14.0% in the total capital (7.44% of voting capital) of CST.

The shares linked to the CST Agreement, which continue to be held by Acesita S.A. through its jointly-owned subsidiary Aços Planos do Sul S.A. - representing 5.72% of total capital and 14.85% of voting capital – may be sold through option contract, based on the above mentioned price, adjusted according to contract conditions, through possible waiver of the preferential rights by other signers of the referred agreement or after the maturity of the referred stockholders' agreement. Accordingly, on May 21, 2004, the Company, through its jointly-owned Aços Planos do Sul S.A. communicated formally to the other stockholders its decision not to renovate the referred agreement, due to end on May 25, 2005. In the quarter ended June 30 and March 31, 2004, these shares are recorded at their expected realizable value.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The adopted accounting practices, methods and criteria are consistent with those used in the presentation of the financial statements for the year ended December 31, 2003, which are expressed in thousands of reais.

(All amounts in thousands of reais unless otherwise indicated)

Accordingly, considering the strategic decision to sell the investment in CST and that this investment is already evaluated at the estimated realizable value (Note 1), the Company opted not to record in its financial statements the effects of the new revaluation of the assets recorded by CST at the end of 2003. At base date December 31, 2003, the Company reversed the remaining balance of the revaluation recorded by CST in March 1999 in the amount of R$ 40,509.

3. AVAILABLE FUNDS

	6.30.04	3.31.04
Bank accounts	4,599	4,461
Bank deposit certificates	242,783	248,249
Committed operations	68,866	74,893
Financial investment fund – Exchange	47,985	25,436
Other	21	21
	364,254	353,060

Bank deposit certificates have an earnings guarantee approximate to the variation of the Interbank Deposit Certificate (CDI).

Committed operations are investments guaranteed by Government Bonds and/or private securities, with repurchase commitment by the banks and remuneration linked to the variation of the CDI.

Financial investment fund – Exchange includes in its portfolio Government Bonds and/or private securities, directly linked to the foreign exchange variation or through derivatives.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

4. RECEIVABLES

	6.30.04	3.31.04
Customers – local market	157,693	135,575
Customers – foreign market	361,221	288,644
Advances on export contracts (ACE)	(325,407)	(222,971)
Allowance for doubtful accounts	(12,326)	(12,447)
	181,181	188,801

5. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred income tax and social contribution balances are as follows:

	6.30.04			3.31.04
	Income tax	Social contribution	Total	Total
Tax loss carryforwards	1,155,166	1,222,009		
Temporary differences	422,212	383,725		
	1,577,378	1,605,734		
Rates	25%	9%		
Total deferred income tax and social contribution	394,345	144,516	538,861	538,737
Unrecorded deferred income tax and social contribution	(232,966)	(93,607)	(326,573)	(322,417)
Deferred income tax and social contribution recognized as asset	161,379	50,909	212,288	216,320

The main temporary differences refer to the provision for losses on unamortized goodwill of subsidiaries, asset reversals and provisions to be deductible when settled. Unrecorded deferred income tax and social contribution refer mainly to tax loss carryforwards and non-operating temporary differences.

(All amounts in thousands of reais unless otherwise indicated)

As mentioned above, the Company has unrecorded deferred tax credits at significant amounts. The projections for short and average terms prepared by the Company do not allow a reasonable estimate of the realizable term of this unrecorded asset, based only on the generation of future taxable income. Deferred income tax and social contribution recorded in the amount of R$ 212,288 (R$ 216,320 at 3/31/04) were recognized by the Company taking into consideration the existence of deferred income tax and social contribution under liabilities, relating to the revaluation reserve, which ensure their realization in approximately 11 years (12/31/03 – 12 years), as mentioned below, and its realization is in line with the estimate of amortization of the deferred income tax and social contribution liability.

	Recorded tax credits	
Year	6/30/04	3/31/04
2004	8,058	12,078
2005	16,116	16,104
2006	16,116	16,104
2007	16,116	16,104
2008	16,116	16,104
2009 to 2012	64,464	64,416
2013 to 2015	75,302	75,410
Total	212,288	216,320

The reconciliation of income tax and social contribution income/expense to the results of the quarter and six-month periods ended June 30, 2004 and 2003, comprising their nominal and effective rates, is as follows:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Quarters ended			
	6/30/04		6/30/03	
	IR	CSLL	IR	CSLL
Income before income tax and social contribution	125,417	125,417	46,184	46,184
Rate	25%	9%	25%	9%
Income tax and social contribution calculated on the result before income tax and social contribution	(31,355)	(11,287)	(11,546)	(4,157)
Permanent differences -				
Equity in the results, net of provisions	10,702	3,852	8,538	3,073
Realization of deferred income tax and social contribution asset	(2,965)	(1,067)	(2,643)	(952)
Other	(1,896)	(812)	5,631	2,101
Credit (debit) from income tax and social contribution at the end of each quarter	(25,514)	(9,314)	(20)	65
Reversal (credit) of income tax and social contribution not recorded (i)	284	108	20	(65)
Set-up of provision for deferred income tax and social contribution	-	-	201	-
Effective credit (expense) of each quarter	(25,230)	(9,206)	201	-

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Six-Month Periods Ended			
	6/30/04		6/30/03	
	IR	CSLL	IR	CSLL
Income before income tax and social contribution	245,834	245,834	101,290	101,290
Rate	25%	9%	25%	9%
Income tax and social contribution calculated on the result before income tax and social contribution	(61,459)	(22,125)	(25,322)	(9,116)
Permanent differences-				
Equity in the results, net of provisions	15,229	5,482	25,173	9,062
Realization of deferred income tax and social contribution asset	(5,925)	(2,133)	(5,285)	(1,903)
Other	(1,779)	(901)	5,434	1,957
Credit (debit) from income tax and social contribution at the end of each six-month period	(53,934)	(19,677)	-	-
Reversal (Credit) from income tax and social contribution not recorded (i)	13,851	4,992	-	-
Set-up of provision for deferred income tax and social contribution	-	-	-	-
Effective credit (expense) of each six-month period	(40,083)	(14,685)	-	-

(i) In 2004, reversal arises mainly from unrecorded tax credit on the balance of tax losses and social contribution loss, as well as on the realization of provisions for non-operating losses. In 2003, reversal arises mainly from the exclusion of the effects of the changes in the taxation basis of the foreign exchange variation of that year (cash basis to accrual basis).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The composition of income tax and social contribution, current and deferred, to the results of the quarters and six-month periods ended June 30, 2004 and 2003, is as follows:

	Quarters ended		Six-Month Periods ended	
	6.30.04	**6.30.03**	**6.30.04**	**6.30.03**
Income tax and social contribution -				
Current	(34,436)	-	(54,768)	-
Deferred	-	201	-	-
Credit (expense)	(34,436)	201	(54,768)	-

6. TAXES AND CONTRIBUTIONS RECOVERABLE

	6.30.04	**3.31.04**
Income tax and social contribution recoverable	41,674	22,815
ICMS on property, plant and equipment	13,078	14,612
PIS to offset – Semi-annual	29,376	28,999
Other	9,591	9,331
	93,719	75,757

Refer mainly to tax credits under litigation, as well as tax credits to be offset with future liabilities in installments, according to applicable legislation.

- Income tax and social contribution recoverable – Refer mainly to advances calculated on the tax result for the current year and which are linked to Company discussions about the limit of 30% to offset tax losses and the restatement of tax credits by the inflation effects of the "Summer Plan".

- ICMS on property, plant and equipment – Refers to ICMS recoverable in 48 installments, arising from the purchase of property, plant and equipment.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

- PIS to offset – Semi-annual period – Refers to the credit under discussion to restate PIS debits relating to the period from October 1990 to September 1995. The Company obtained a judicial recognition of the credit, however, is still questioning the restatement thereof.

7. RESTRUCTURING ASSETS (LIABILITIES)

In 1988, the Company and its subsidiaries carried out significant adjustments in their accounts, in view of the realignment of their businesses, as well as the financial and stockholding restructuring which included the sale of investments not considered strategic at that time.

In the first quarter of 2002, Acesita S.A. sold the total of its shares representing 99.89% of voting capital and 98.95% of total capital of Sifco S.A. to MTP - Metalúrgica de Tubos de Precisão Ltda. (MTP), former Mannesmann Tubos de Precisão Ltda. This sale was realized based on technical evaluations of the net assets of Sifco, prepared by an independent consulting company, whose studies and analyses indicated that Sifco had a negative net equity at the time of approximately R$ 90,000.

The sale agreement provided that the Company would assume these liabilities, which could be reduced by up to R$ 20,000 (original amounts) – depending on operating cash generation (EBITDA) of Sifco in 2002, determined by a specific report of independent auditors in conformity with predefined criteria and assumptions included in the sale agreement. MTP paid Acesita the price of R$ 10.00, at sight, for the shares and assumed full responsibility for the management of Sifco S.A., including its remaining liabilities, upon the conclusion of the transaction.

Based on the report issued by the independent auditors specifically engaged for that purpose, Sifco's EBITDA in 2002 was higher than that defined in the sale agreement, which would allow the Company to revert the previously assumed liabilities. Conservatively, since no agreement was reached by the parties in relation to the criteria used to calculate the EBITDA, Company management opted to maintain the referred provision until a final solution, which occurred in March 2004 through an agreement signed between the Company and MTP.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

In general, this agreement provides the assumption by the Company of 50% of these liabilities, assignment of assets (judicial and tax credits and properties) to Sifco recorded in the Company at an amount that approximates the other 50%, as well as settlement of the loan balances between the companies.

8. INVESTMENTS

The summary of the changes in investments in the quarter ended June 30, 2004 is as follows:

	In subsidiaries				
	Acesita Export and Trade Ltd.	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	In other companies and other investments	Total
At March 31, 2004	173	1,031	130,125	5,941	137,270
Equity in the results	(33)	(37)	10,066	-	9,996
Provision for losses	-	-	-	(496)	(496)
At June 30, 2004	140	994	140,191	5,445	146,770

The change in the indirect investment in Companhia Siderúrgica de Tubarão – CST, through the jointly owned subsidiary Aços Planos do Sul S.A. in the second quarter of 2004 is as follows:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Investments for sale - Aços Planos do Sul S.A.
March 31, 2004	173,546
Equity in the results	34,325
Interest on own capital receivable and dividends	(13,192)
Set-up of provision for adjustment to expected realizable value	(21,403)
At June 30, 2004	173,276

(a) The financial statements of Aços Planos do Sul S.A. were adjusted under the equity method to reflect the significant accounting practices adopted by the Company. At March 31, 2004, the adjustment to stockholders' equity refers to the exclusion of the balance of the revaluation reserve of Companhia Siderúrgica de Tubarão - CST and the amortization of negative goodwill arising from the acquisition of the investment in CST. During the current quarter, the investee opted to recognize directly in its financial statements the mentioned amortization of the negative goodwill, not considering this matter as an accounting practice. At June 30, 2004, the balance to amortize from this negative goodwill on the investee amounts to R$ 25,178 and the difference refers exclusively to the exclusion of the balance of revaluation reserve of CST.

(b) At June 30, 2003, the balance of the revaluation recorded by CST in March 1999 amounted to R$ 42,783. The effect recorded in the parent company in the results for the quarter and six-month period ended June 30, 2003, represented by depreciation and write-off of the revalued balance, was R$ 106,382 and R$ 109,329, respectively. There is no effect of this nature in the results of the quarter and six-month period ended June 30, 2004, since there is no balance of revaluation of CST in the Company's financial statements.

(c) The subsidiary Acesita International Ltd. has negative net equity at June 30, 2004, of R$ 31,145, (R$ 29,628 at 3/31/04). The referred amount is classified in long-term liabilities as Other long-term liabilities.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(d) The realizable value per thousand shares, regardless of class, of Companhia Siderúrgica de Tubarão – CST, was calculated based on the bid for joint purchase by Arcelor and Companhia Vale do Rio Doce (Note 1).

(e) In view of the sale process currently being negotiated, the direct and indirect investments in Companhia Siderúrgica de Tubarão were reclassified to long-term receivables.

(f) Equity adjustments for the quarter and six-month period ended June 30, 2004 and 2003 are as follows:

	2nd quarter		1st six-month period	
	6/30/04	**6/30/03**	**6/30/04**	**6/30/03**
Acesita Serviços Com. Ind. e Participações Ltda.	10,066	5,401	15,014	10,347
Aços Planos do Sul S.A.	34,325	19,920	47,360	72,455
Companhia Siderúrgica de Tubarão – CST	-	-	-	3,548
Acesita International Ltd.	(1,516)	9,497	(1,471)	15,606
Acesita Centros de Serviços Ltda.	(37)	(667)	15	(1,264)
Acesita Export and Trade Ltd.	(33)	-	(4)	-
	42,805	34,151	60,914	100,692

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(g) Balances receivable and payable and transactions with affiliates are as follows:

	ASSETS			LIABILITIES		
	Receivables from affiliates	Accounts receivable and other	Total	Payables to affiliates	Foreign suppliers, financing and other	Total
Arcelor Group	-	86	86	-	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	68,251	68,251	-	49	49
Acesita International Ltd.	225,322	-	225,322	6,187	44,415	50,602
Acesita Energética Ltda.	-	22	22	-	1,216	1,216
Preservar Madeira Reflorestada Ltda.	-	1,379	1,379	-	146	146
Acesita Centros de Serviços Ltda.	1,024	3,264	4,288	-	881	881
Aços Planos do Sul S.A.	22	7,039	7,061	-	-	-
Inox Tubos S.A.	-	4,763	4,763	-	33	33
Acesita Export and Trade Ltd.	-	213,779	213,779	-	388,496	388,496
Total – 6/30/04	226,368	298,583	524,951	6,187	435,236	441,423
Total – 3/31/04	205,822	258,338	464,160	5,791	406,795	412,586

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Results of operations				
	Revenues				
	Sales	Financial and exchange variations	Total	Financial expenses, exchange variations and other	Purchases
Arcelor Group	(a)	31	31	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	60,246	-	60,246	-	193
Acesita International Ltd.	-	17,593	17,593	2,407	-
Acesita Energética Ltda.	-	-	-	-	16,311
Preservar Madeira Reflorestada Ltda.	-	-	-	-	555
Acesita Centros de Serviços Ltda.	-	77	77	53	2,198
Inox Tubos S. A.	28,343	-	28,343	-	381
Acesita Export and Trade Ltd.	146,614	-	146,614	5,187	-
Aços Planos do Sul	-	-	-	-	-
Total – quarter ended 6/30/04	235,203	17,701	252,904	7,647	19,638
Total – quarter ended 6/30/03	50,210	4,925	55,135	59,625	16,692

(a) See additional information in Note 10.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Results of operations				
	Revenues				
	Sales	Financial and exchange variations	Total	Financial expenses, exchange variations and other	Purchases
Arcelor Group	(a)	87	87	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	119,984	-	119,984	-	317
Acesita International Ltd.	-	21,968	21,968	7,290	-
Acesita Energética Ltda.	-	-	-	-	23,813
Preservar Madeira Reflorestada Ltda.	-	-	-	-	1,058
Acesita Centros de Serviços Ltda.	-	114	114	77	4,431
Inox Tubos S. A.	51,101	-	51,101	-	819
Acesita Export and Trade Ltd.	287,160	-	287,160	10,204	-
Aços Planos do Sul	-	17	17	-	-
Total – six-month period ended 6/30/04	458,245	22,186	480,431	17,571	30,438
Total – six-month period ended 6/30/03	102,810	13,850	116,660	74,656	25,209

(a) See additional information in Note 10.

The controlling stockholders subscribed 38,872 debentures of the December 1, 2002 issue. The financial expenses related to the subscription totaled R$ 9,255 and R$ 47,161 in the result of the quarter and six-month period ended June 30, 2003, respectively. There is no impact in the result for the first six-month period of 2004, since these debentures were fully redeemed in April 2003.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Transactions with related parties were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are indexed based on rates and terms individually agreed, ranging from LIBOR + 3% per annum (p.a.) and 8% p.a., plus exchange variation. Sales are made at prices compatible with those charged to unrelated customers, considering volumes and other commercial aspects.

Receivables and payables of the same type between the Company and its subsidiary Acesita International Ltd. are presented at the net amount.

(h) Guarantees

As of June 30, 2004, the Company has R$ 35,238 (R$ 30,464 at 3/31/04) in guarantees for sureties to related companies.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT

	6/30/04	3/31/04	Useful lives (years)
In operation -			
Buildings and installations	443,366	443,256	5 to 50
Industrial equipment and distribution systems	2,134,111	2,129,587	5 to 40
Vehicles, furniture, fixtures and tools	36,309	35,253	5 to 10
Reforestation	434	434	(*)
Other	59,595	61,222	Various
	2,673,815	2,669,752	
Accumulated depreciation and depletion	(1,000,297)	(968,867)	
	1,673,518	1,700,885	
Land	6,103	6,103	
Advances to suppliers	1,191	2,448	
Construction in progress	28,067	17,859	
Imports in transit	4,018	84	
	39,379	26,494	
	1,712,897	1,727,379	

(*) Based on the depleted areas.

(a) At June 30, 2001, the Company revalued a substantial part of its industrial assets based on an appraisal report issued by an independent appraiser, approved at the Extraordinary Stockholders' Meeting held on August 13, 2001. The accounting for this revaluation considered the recovery of the total amount of these assets in the future operations of the Company.

The book value of revalued assets at June 30, 2001 increased from R$ 1,268,709 to R$ 1,685,531, representing an increase of R$ 416,822 in property, plant and equipment and R$ 279,271 in the revaluation reserve in stockholders' equity, net of the tax effects.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

At June 30, 2004, the balance of revaluation recorded in property, plant and equipment is R$ 647,091 (R$ 658,951 at 3/31/04). The effect on the result for the quarter and six-month period ended June 30, 2004, arising from the depreciation of the revalued balance is an expense of R$ 11,860 and R$ 23,702, respectively (R$ 10,572 and R$ 21,142, respectively, at 6/30/03).

(b) At June 30, 2004, the Company has land, buildings and equipment given in guarantee in the amount of R$ 481,538 (R$ 480,868 at 3/31/04).

10. FINANCING

	Annual weighted average interest and commissions (%)			
	6/30/04	3/31/04	6/30/04	3/31/04
Foreign currency (*)				
Advance on export contracts and prepayments	6.10	6.80	1,003,374	1,057,282
Securitization of receivables	9.30	9.30	103,427	126,417
Raw materials and spare parts	4.85	3.62	130,222	129,441
Property, plant and equipment	6.44	5.28	105,221	102,493
Eurobonds	11.13	11.13	220,043	211,402
Working capital and other	11.83	9.74	117,498	173,357
			1,679,785	1,800,392
Local currency -				
Property, plant and equipment	10.10	10.18	2,816	3,246
Working capital and other	9.02	10.94	203,214	137,371
			206,030	140,617
			1,885,815	1,941,009
Less – Current liabilities			(869,920)	(836,675)
Long-term liabilities			1,015,895	1,104,334

(*) Mainly in U.S. dollars.

(All amounts in thousands of reais unless otherwise indicated)

Financing are subject to exchange variation or monetary restatement based on official indexes or rates and are partially guaranteed by equipment.

Eurobonds - Financing through the Eurobond issue matures in 2004, with an earlier redemption option in October 2001. About 54% of the bondholders, amounting to US$ 80,685,000, equivalent to R$ 224,224, exercised their put option and settled on October 15, 2001, at a 0.75% discount.

The Eurobond contract provides for the acceleration of maturity in the event of noncompliance with certain covenants and conditions. In September 2002, as approved by the extraordinary bondholders' meeting convened by the Trustee, the Company obtained a waiver that excluded the then existing covenants and eliminated the negative pledge clauses.

In order to eliminate these conditions, the Company appointed an international financial institution (Deutsche Bank), which acquired the Eurobonds from bondholders who were not willing to continue holding them, and became the Company's creditor in place of the original bondholders. In return, the Company, through its subsidiary Acesita International Ltd., made a deposit with the referred financial institution in guarantee for the bonds acquired (Credit Linked Deposits), remunerated at the same rates applicable to the Eurobonds. Total or partial reimbursement of the deposit by this subsidiary is conditioned to the settlement of the Eurobonds by the Company on their original maturity date - October 2004 - or to the transfer of securities currently held by Deutsche Bank to third parties, whichever occurs first. At June 30, 2004, the value of guarantee deposits with Deutsche Bank was R$ 96,311 (R$ 92,624 at 3/31/04), equivalent to US$ 30,993 thousand (US$ 31,845 thousand at 3/31/04).

(All amounts in thousands of reais unless otherwise indicated)

Securitization of receivables - In August 2000, the Company carried out receivables securitization transactions by the issuance of certificates, in the original amount of R$ 273,060, equivalent to US$ 150 million, payable in 48 months, with a grace period of one year and subject to an annual rate of 9.3%, including collateral interest. Accordingly, the Company's exports, except to Mercosur and other qualified customers, are made through its specific-purpose entity located abroad, Stainless Overseas. Portions of these receivables ensure monthly payments. In the event the Company does not export a volume sufficient to settle these installments, the Arcelor Group is responsible for realizing supplementary trading operations until the required volume is reached. In the quarter and six-month period ended June 30, 2004, exports through Stainless Overseas represented R$ 130,425 and R$ 209,430, respectively, of which R$ 35,433 and R$ 44,102 with Arcelor Group companies (R$ 179,784 and R$ 141,119, respectively, in the quarter ended June 30, 2003 and R$ 362,353 and R$ 228,444, respectively, in the six-month period ended June 30, 2003). The balance payable at June 30, 2004 amounts to R$ 136,065 (R$ 154,670 at 3/31/04) and is included in the account Securitization of receivables.

During 2003, the Company obtained a waiver, allowing that all of its exports to Arcelor Group companies could be shipped without transiting through Stainless Overseas.

Structured prepayment of exports – In December 2003, the Company concluded, together with a banking syndicate, a structured prepayment of export operations in the original amount of R$ 360,738, equivalent to US$ 125 million, to be paid in 24 months, with a grace period of one year, subject to monthly LIBOR plus 4.35% p.a. At the same time, the Company, through a specific contract, carried out a *swap of the interest rate indexed to the fixed rate of* 2.20% p.a. The financial liquidation of the difference between these rates (contracted versus swap) is carried out on a monthly basis. The operation is backed by a promissory note and collateral of Acesita S.A. and requires that the Company observes covenants related to indebtedness ratios, amount of financial expense and cash generation, profit sharing limited to 33% of adjusted net income and directioning of exports to customers of the Arcelor Group through subsidiary Acesita Export and Trade Ltd.. Portions of these receivables are pledged in guarantee of the monthly payments.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The long-term installments fall due as follows:

YEARS	6/30/04	3/31/04
2005	48,101	159,603
2006	457,396	455,610
2007	211,594	205,709
2008	73,268	70,292
2009	70,233	63,007
2010	110,958	107,833
2011	44,345	42,280
	1,015,895	1,104,334

11. DEBENTURES

Issue	Date of issue	Number of debentures: Issued	Number of debentures: Outstanding	Original maturity	Annual rate	6/30/04	3/31/04
5"	01.12.02	80,000	3,533	01.12.06	IGPM +12%	40,488	37,887
Current liability						(5,158)	(2,557)
Long-term liability						35,330	35,330

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

December 1, 2002 issue - The Company issued 80,000 simple debentures, registered, without certificates and nonconvertible into shares, with a face value of R$ 10,000.00 each, totaling R$ 800,000, maturing on December 1, 2006. Until December 1, 2004, these debentures are subject to interest at the annual rate of 12% on the amount restated based on the General Market Price Index (IGP-M) published by the Fundação Getúlio Vargas, paid annually on December 1, 2003 and 2004. Beginning December 1, 2004, the Company's Board of Directors will be responsible for determining the debenture renegotiation conditions, approving new terms, yield and monetary restatement conditions, as well as maturity dates, or approving the earlier redemption, in total or in part, of the debentures. Debenture holders not agreeing with possible new conditions established by the Board will have a period of five business days, from the publication of the Notice to Debenture holders, to indicate their option to sell their debentures to the Company. In this case, the Company will be obliged to acquire, at the restated value, debentures whose holders do not agree with these new terms. Any acquired debentures resulting from the option to sell exercised by debenture holders may be cancelled, held in treasury or be reissued in the market.

On April 11, 2003, the Board of Directors decided to close the public offering of these debentures and to cancel 37,545 debentures that had not been issued in the market until that date.

Also, in April 2003, the Company offered early redemption to the holders of these debentures. Investors who held 39,172 debentures accepted the offer, and they were redeemed on April 24 and 28, 2003. Subsequently, on October 21, 2003, 250 debentures were reissued and therefore there were 3,533 outstanding debentures at June 30, 2004 (also on March 31, 2004).

12. INCOME TAX AND OTHER TAXES IN LITIGATION

	6/30/04	3/31/04
Income tax	81,332	55,809
Social contribution	29,375	20,089
PIS	41,268	40,628
INSS (independent contractors)	1,188	1,135
Other	431	422
	---------	---------
	153,594	118,083
	=====	======

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The Company is party to pending lawsuits challenging the legal aspects of certain taxes and have escrow deposits related to these taxes and part of the contingencies mentioned in Note 13, in the amount of R$ 124,440 (R$ 122,915 at 3/31/04).

These lawsuits involve the following main matters:

- Income tax and social contribution on net income - Refer to the difference, deposited in escrow, between taxable income offset against the accumulated deficit restated based on the inflation effects of the Summer Plan, without observing the 30% annual limit and the criteria defined by the tax legislation in force, which is being questioned.

- Social Integration Program (PIS) – Refers to the restatement of PIS calculated on a semiannual basis, determined while Decree-Laws 2445/88 and 2449/88 were in effect.

In November 2002, the Company filed with the appropriate court an application to discontinue the litigation against the expansion of the PIS and COFINS calculation basis, as well as the increase in the COFINS rate introduced by Law 9718/98, as it understood the outcome might be unfavorable, and wrote-off the accrual previously recognized against the existing escrow deposit balance. As of June 30, 2004, the lawsuit is awaiting examination by the Federal authorities.

13. PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain labor, tax, and civil lawsuits and administrative proceedings arising in the ordinary course of business, before various courts and governmental agencies.

Management, based on information provided by legal counsel, an analysis of pending lawsuits and, regarding labor claims, based on prior experience in connection with claimed amounts, set up a provision at amounts considered sufficient to cover potential losses on pending litigation, as follows:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	6/30/04	3/31/04
Tax and social security	33,953	23,208
Labor	12,072	9,751
Civil	8,647	8,562
Total	54,672	41,521

These provisions involve to the following major issues:

Tax and social security -

- Social contribution – Refers to litigation on attorney fees awards from a lawsuit previously settled, estimated at R$ 2,663 (R$ 2,574 at 3/31/04).

- ICMS - Refers substantially to a provision to cover possible losses from various lawsuits filed by State tax authorities involving a dispute on the use of credits on products considered to be intermediate by the Company and intended for use and consumption by the authorities. At June 30, 2004, the provision amounts to R$ 16,481 (R$ 15,930 at 3/31/04). The additional provision in relation to the prior period is classified under Other operating expenses.

- INSS – Refers to the provision for INSS assessment notices received in the 2nd quarter of 2004 relating to discussions on retentions from social security contribution on services rendered by third parties, as well as on bonuses paid to employees. At June 30, 2004, the provision amounts to R$ 9,963.

- Other taxes – Refer basically to the provision for discussions of compulsory charges, increase in rates regulated by government agencies and similar, totaling R$ 4,846 (R$ 4,704 at 3/31/04).

(All amounts in thousands of reais unless otherwise indicated)

Labor -

- The Company is a defendant in various labor claims, including moral, physical and aesthetical damages. The provision to cover possible unfavorable outcomes is recognized on an individual basis considering the opinion of the legal advisors as to a possible or probable loss. A provision to cover these liabilities was set up in the amount of R$ 12,072 (R$ 9,751 at 3/31/04).

Civil -

- The Company is a defendant in various civil lawsuits, including moral, physical and aesthetical damages, property and possessory actions, among others. Based on the opinion of the legal advisors, a provision of R$ 8,647 (R$ 8,562 at 3/31/2004) was set up to cover these lawsuits.

Also, the Company is a defendant in other disputes, principally related to social security contributions, estimated at R$ 49,416 (R$ 39,881 at 3/31/2004). Based on the legal advisors' understanding that the outcome of these lawsuits is difficult to be predicted, a provision was not set up for these lawsuits.

14. STOCKHOLDERS' EQUITY

Changes during the quarter were as follows:

	3/31/04	Net income for the quarter	Realization of revaluation reserve	6/30/04
Paid-up capital	901,921	-	-	901,921
Capital reserves				
- Investment subsidy	3,948	-	-	3,948
- Treasury shares	(3,937)	-	-	(3,937)
Revaluation reserves	434,908	-	(7,827)	427,081
Accumulated deficit	(304,384)	-	7,827	(296,557)
Net income for the year	100,085	90,981	-	191,066
Total stockholders' equity	1,132,541	90,981	-	1,223,522

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

15. PENSION PLAN

The Company and its subsidiary Acesita Energética Ltda. maintain two pension funds for employees, Acesita Previdência Privada - Aceprev and Plano de Seguridade Acesita (former CCF Fundo de Pensão), the principal purpose of which is to complement benefits provided by government social security.

In 2003, Aceprev's Board of Directors decided to exonerate the sponsor from the payment of future contributions in the amount of R$ 18,204. This amount is equivalent to the part that relates to the sponsor exclusively on the reversal of the provision for income tax by Aceprev.

Accordingly, in compliance with the decision, Aceprev consigned the referred amount in a specific fund, segregated from the other funds that are an integral part of their financial statements, which will be used exclusively to settle future contributions of the sponsor which were exonerated.

Therefore, the referred amount effectively became a credit of the sponsor with Aceprev, which was fully recognized by the Company in the result for the year ended December 31, 2003, net of taxes.

The remaining balance of the net assets of Aceprev and Plano de Seguridade Acesita, at the base date of December 31, 2003, has not been recognized by the sponsor due to uncertainty in relation to recovery through reimbursement or reduction of future contributions.

Sponsor's contributions for the quarter and six-month period ended June 30, 2004 totaled R$ 1,383 and R$ 2,966, respectively (R$ 1,032 and R$ 2,066 at 6/30/03, respectively) in relation to Aceprev and R$ 11 and R$ 24 (R$ 16 and R$ 31, respectively at 6/30/03) in relation to Plano de Seguridade Acesita.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

16. FINANCIAL INSTRUMENTS

The Company and its subsidiaries have financial instruments which are represented by available funds, accounts receivable, investments, financing, swap instruments and debentures. The Company maintains policies and operational strategies, seeking liquidity, return and safety, as well as procedures to monitor balances, and has operated with banks that meet the requirements of financial soundness and reliability, in accordance with defined management criteria. The control policy consists of the constant monitoring of contracted rates in relation to market rates.

Also, in order to reduce exchange variation effects, the Company contracts swap instruments (principally US$ for CDI - interbank deposit rate), as also has receivables in U.S. dollars arising from exports, which reduce its exchange exposure. The notional amount of these swap instruments at June 30, 2004 totaled R$ 435,824 (US$ 140,249 thousand) (R$ 441,177 - US$ 151,680 thousand at 3/31/04), with maturities as follows:

Year	6/30/04	3/31/04
2004	388,830	397,539
2005	42,757	39,713
2006	4,237	3,925
	435,824	441,177

At June 30, 2004, the balance of differentials related to these instruments, representing a liability of R$ 13,271 (3/31/04 – liability of R$ 35,634), of which R$ 8,300 (3/31/04 – R$ 26,136) was classified in current liabilities, according to maturities, and R$ 4,971 (3/31/04 - R$ 9,498) was classified together with the balance of financing (Foreign currency – working capital and other) in liabilities, according to the specific characteristics of each swap contract.

As from 2003, the Company opted to reduce the volume of swap transactions, not renewing the contracts that expired during the year. This strategy is due to the increase in sales in the foreign market, as these receivables are a natural hedge, and to the option for financing in foreign currency linked to exports.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

As mentioned in Note 10, the Company has also interest rate swaps linked to the financing of structured export prepayments, settled financially on a monthly basis on the last day of each month.

The net exposure to the exchange rate fluctuation risk is as follows:

	Book value	
	6/30/04	3/31/04
Available funds	47,985	25,435
Accounts receivable and other	311,181	375,460
Investments held for sale	173,276	173,546
Suppliers and other accounts payable	(108,106)	(142,921)
Financing, net of swap differential effects	(1,690,121)	(1,790,894)
Swap transactions	435,824	441,177
Net exposure	(829,961)	(918,197)

At June 30, 2004, the financial instruments, short and long-term, whose book values differ significantly from market values, are as follows:

	Book value	Market value
Liabilities -		
Financing	1,885,815	1,829,354
Swap transactions -		
Differentials payable	(8,300)	(3,861)

The investment in jointly-controlled Companhia Siderúrgica de Tubarão - CST is recorded at expected realizable value of the shares.

Market value was not estimated for investments in closely-held companies because there is not an active market for their shares.

Management considers that a provision to reduce the book value of swaps to market value is not required as these instruments are expected to be held to maturity.

The market value of financing, swaps and debentures was determined by using current interest rates available in the market for transactions with similar conditions and maturities.

Market values are calculated at a specific time, based on available information and own evaluation methodologies. The estimated amounts do not necessarily indicate the amounts that could be realized in the market at the rates/quotations adopted. The use of different sources of information and evaluation methodologies could significantly affect the estimated market values.

Also, the Company is subject to credit risk in connection with its available funds, financial investments and derivatives. This risk is minimized by concentrating financial operations in financial institutions with good ratings. It does not have guarantee contracts for financial instruments. Credit risks arising from sales in installments are minimized by constant monitoring and a strict policy for granting credit. In general, guarantees are not required for sales in installments. The Company has recognized an allowance for receivables considered by management to be difficult to realize.

The Company is also exposed to the risk arising from price variations of its main raw material, nickel, the price of which oscilates in the international market. In order to minimize this risk, it implemented the "Extra Alloy" concept for customers located in Brazil, part of Europe, United States and Canada. That is, a portion of the sales price is adjusted by the average nickel quotation in the international market in the penultimate month prior to the commercial contact (order placement). Accordingly, price changes, whether up or down, are adjusted periodically. For markets where this concept was not implemented, the Company negotiates the sales prices of its products by lot (spot sales), based on the price of the nickel purchased at a volume compatible with the sales lots projected for these markets. Accordingly, in January 2004, the Company started to realize hedge operations to ensure the purchase price of nickel when fixing the sales price of stainless steel. For exports, there is an exposure between the date the purchase price of nickel is defined and the date the price of stainless steel is defined. In order to minimize this effect, it can lock the nickel price at the purchase date until the date the sale price of stainless steel is defined through derivative instruments on the *London Metal Exchange (LME).* This mechanism, particularly advantageous when the nickel price drops, will reduce the impact of sudden changes in the price of this raw material.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The outstanding nickel hedge contracts at June 30, 2004 are as follows:

Contract date	Maturity date	Quantity (in tons)	Premium contracts by ton (in US$)	Income (expense) recorded in the result of the company (in R$ thousand)
04/06/04	07/08/04	360.0	(35.00)	(1,112)
05/05/04	07/08/04	468.0	(45.00)	(3,579)
05/17/04	07/08/04	228.0	(30.00)	(1,578)
04/06/04	08/06/04	126.0	(70.00)	(403)
05/05/04	09/09/04	54.0	(65.00)	(416)
05/17/04	08/06/04	228.0	(55.00)	(1,596)
05/17/04	09/08/04	228.0	(120.00)	(1,642)
06/16/04	08/03/04	108.0	(30.00)	353
06/16/04	10/04/04	48.0	(142.00)	141

(=) Pro rata income (expense) arising from outstanding contracts	(9,832)
(+) Income (expense) arising from contracts concluded in the six-month period	11,483
(=) Income (expense) recorded in the six-month period ended 6/30/04	1,651
(-) Income (expense) recorded in the quarter ended 3/31/04	2,076
(=) Income (expense) recorded in the quarter ended 6/30/04	(425)

At June 30, 2004, there is a debt balance (liability) of R$ 5,990 thousand, net of amortization already effected.

17. INSURANCE

The Company has insurance coverage for its principal assets at amounts considered sufficient by management to cover eventual losses. At June 30, 2004, the total amount contracted to cover eventual losses is R$ 1,087,625 thousand, equivalent to US$ 350,000 thousand.

(All amounts in thousands of reais unless otherwise indicated)

18. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION – LAJIDA (OPERATING CASH GENERATION – EBITDA)

Reconciliation of Lajida (EBITDA) with the information contained in the Company's financial statements.

	Quarter ended 6/30/04	Quarter ended 6/30/03	Six-month period ended 6/30/04	Six-month period ended 6/30/03
Operating profit (loss)	147,966	97,120	280,215	151,410
Financial result	110,792	8,241	176,977	144,444
Equity in the results of subsidiaries	(42,805)	(34,151)	(60,914)	(100,692)
Depreciation, amortization and depletion	34,577	28,550	65,026	55,763
Lajida (EBITDA)	250,530	99,760	461,304	250,927

19. SUPPLEMENTARY STATEMENTS

(a) Statement of cash flows

Aims at providing relevant information on cash inflows and outflows during the quarters and six-month periods ended June 30, 2004 and 2003, by presenting the cash flows arising from or applied in operating, investment and financing activities.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	2nd quarter		1st six-month period	
	2004	2003	2004	2003
Cash flows from operating activities:				
Net income (loss) for the quarter/six-month period	90,981	46,385	191,066	101,290
Adjustments to reconcile result to cash generated by operating activities:				
Depreciation, amortization and depletion	34,577	28,550	65,026	55,763
Results from sale of permanent assets	2,115	(1,182)	1,955	(1,212)
Equity in the results of subsidiaries	(42,805)	(34,151)	(60,914)	(100,692)
Provision for adjustment to market value of CST investment	21,403	32,698	31,386	32,698
Set up (reversal) of provisions	42,990	(4,772)	74,486	2,130
Financial expenses, including monetary and exchange variations and interest	156,110	(43,506)	223,773	74,207
(Increase) decrease in assets:				
Receivables	7,620	(3,594)	29,275	(6,423)
Inventories	28,913	451	(137,027)	(35,256)
Net change in receivables from related parties	(20,149)	55,734	(24,406)	67,734
Receipt of dividends and interest on own capital	(11,972)	-	(4,315)	18,245
Income tax and social contribution (short and long-term)	(20,241)	12,090	(19,588)	1,183
Other	24,510	(10,359)	19,919	(5,824)
Increase (decrease) in liabilities:				
Suppliers	(64,394)	(41,905)	(51,967)	(42,040)
Salaries and social charges	4,416	5,226	(321)	3,767
Taxes and contributions	3,405	110	4,874	369
Other	(767)	1,571	(5,371)	5,245
Net cash flow generated by operating activities	256,712	43,346	337,851	171,184
Cash flow from investment activities:				
Purchase of property, plant and equipment	(19,215)	5,512	(27,396)	(13,938)
Purchase of shares/quotas	-	-	-	(2,560)
Income from sale of investments and property, plant and equipment	240	487,721	838	487,754
Cash flow generated (used) in investment activities	(18,975)	493,233	(26,558)	471,256
Cash flow from financing activities:				
Financing – Foreign currency				
Financial funding	231,829	299,803	493,482	660,551

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	2nd quarter		1st six-month period	
	2004	2003	2004	2003
Amortizations	(471,768)	(264,233)	(875,480)	(842,400)
Financing and debentures – Local currency				
Financial funding	73,504	29,071	163,649	112,363
Amortizations	(60,108)	(564,766)	(138,810)	(607,608)
Net cash flow used in financing activities	(226,543)	(500,125)	(357,159)	(677,094)
Net cash flow generated (used) in the quarter/six-month period	11,194	36,454	(45,866)	(34,654)
Increase (decrease) in cash and cash equivalents				
At the beginning of the quarter/six-month period	353,060	18,502	410,120	89,610
At the end of the quarter/six-month period	364,254	54,956	364,254	54,956
Change in cash and cash equivalents	11,194	36,454	(45,866)	(34,654)

(b) Statement of Added Value

Aims at evidencing to whom the Company allocates its income from operations: employees, Government, third parties and stockholders. All information presented is extracted from the accounting records, and there is only a reclassification of certain information contained in the traditional statement of income, which are considered as distribution of added value generated.

	2nd quarter		1st six-month period	
	2004	2003	2004	2003
INCOME	974,980	601,497	1,769,579	1,227,846
Sale of products and services	976,010	622,678	1,772,876	1,248,271
Allowance for doubtful accounts receivable	120	(2,944)	(298)	(3,004)
Non-operating	(1,150)	(18,237)	(2,999)	(17,421)
INPUTS PURCHASED FROM THIRD PARTIES	(633,525)	(485,275)	(1,166,323)	(893,303)
Raw materials consumed	(537,026)	(385,315)	(844,980)	(599,437)
Materials, energy, third party' services and other	(75,096)	(67,262)	(289,957)	(261,168)
Loss on asset values	(21,403)	(32,698)	(31,386)	(32,698)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	2nd quarter		1st six-month period	
	2004	2003	2004	2003
GROSS ADDED VALUE	341,455	116,222	603,256	334,543
RETENTIONS				
Depreciation, amortization and depletion	(34,577)	(28,550)	(65,026)	(55,763)
NET ADDED VALUE PRODUCED BY THE COMPANY	306,878	87,672	538,230	278,780
ADDED VALUE RECEIVED ON TRANSFERS	111,954	318,596	147,390	508,713
Equity in the results adjustment	42,805	34,151	60,914	100,692
Financial income, including monetary and exchange variations	69,149	284,445	86,476	408,021
ADDED VALUE FOR DISTRIBUTION	418,832	406,268	685,620	787,493
ADDED VALUE DISTRIBUTED	418,832	406,268	685,620	787,493
Personnel and charges	44,092	36,518	84,734	69,695
Taxes, charges and contributions				
Federal	98,607	30,839	154,285	62,817
State	8,017	1,882	(3,552)	6,949
Municipal	1,634	1,565	3,389	3,247
Interest (includes monetary and exchange variations)	174,079	288,062	253,013	541,802
Rent	1,422	1,017	2,685	1,693
Retained earnings for the quarter/six-month period	90,981	46,385	191,066	101,290

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

OPERATING PERFORMANCE

Market

The Brazilian economy presented signs of recovery during the first six-month period, leading market agents to review their expectations. Some of them are already working with growth rates varying from 3.5 % to 4.0 % for 2004. This movement towards the recovery of economic activities, which during the first months of the year was basically backed by companies with strong performance abroad, starts to extend to the domestic market as well.

Total sales of Acesita during the quarter maintained the growth trend observed at the beginning of the year and reached 206.5 thousand tons, an increase by 20.0% compared to the same period of 2003. The larger quarterly volume was verified both in the domestic market (increase of 19.0%) and in the foreign market (increase of 22.2%).

Sales during the six-month period reached a volume of 380.4 thousand tons, an increase by 15.6% compared to the volume in the 1st six-month period of 2003.

Acesita continues to have the Asian market as the main destination for its exports (43.9% of the total volume during the six-month period), despite the reduction in exports to China, due to lower demand. Part of the sales previously shipped to Asia was absorbed by Europe and South America, which are more profitable markets for Acesita. Europe was the second largest destination, with exports increasing from 15.9% in the 1st six-month period of 2003 to 22.5% in the 1st six-month period of 2004.


Sales volume by market
31.2%
35.2%
30.9%
31.4%
31.0%
33.2%
68.8%
64.8%
69.1%
68.6%
69.0%
66.8%
1q03
1q04
2q03
2q04
1S03
1S04
Domestic
Exports

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Export destinations


Europe
15.9%
North/Central
America
10.8%
South America
14.2%
Other
4.2%
Asia
54.9%
1S03
North/Central
America
10.3%
Europe
22.5%
South America
18.7%
Other
4.6%
Asia
43.9%
1S04

Sales

The stainless steel line is the main item of the sales mix, responsible for 47.9% of the total volume for the quarter and 52.2% of the accumulated for the six-month period. Reflecting the best market conditions, the sales of stainless increased by 9.1% in the quarter and 10.1% in the six-month period, compared to the same prior year periods.

Confirming the trend verified in the first quarter, the grain-oriented silicon steel (GO) and Non-grain oriented silicon steel (GNO), the second more important position within the sales mix, was again the highlight in growth in the second quarter, with sales volume 39.0% above the levels of the same 2003 quarter. More demand for these types of steel – basically used in electrical engines, transformers and reactors – reflects the higher level of economic activity in Brazil. During the six-month period, the silicon steel line was responsible for the sale of 82.1 thousand tons, a volume 26.5% higher than recorded in the first six-month period of 2003.


Sales Volume (000 tons)
157
11
23
33
90
174
12
25
37
100
172
19
30
32
91
207
23
40
45
99
329
30
54
65
180
380
35
65
82
198
1q03
1q04
2q03
2q04
1S03
1S04
Stainless Steel
Silicon steel
Carbon / Alloyed steel
Other

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

The grain-oriented silicon steel (GO) line, despite the small participation in total sales volume, increased the most – 81.8% in the quarter and 54.4% in the six-month period.

The carbon/alloy steel accompanied the increase of the other lines of Acesita's products, with an increase in sales volume by 31.2% in the quarter and 21.0% in the six-month period, compared to the same 2003 periods.

Sales Volume


1S03
Stainless
54.8%
Silicone GO
3.2%
Silicon GNO
16.5%
Other
9.2%
Carbon / Alloy
16.3%
1S04
Stainless
52.2%
Silicon GO
4.3%
Silicon GNO
17.3%
Other
9.1%
Carbon / Alloy
17.1%

Sales – Domestic Market

The volume sold to the domestic market totaled 141.6 thousand tons in the second quarter and 254.2 thousand tons in the six-month period, an increase of 19.0% in the quarter and 12.0% in the six-month period.

All the main market segments in which the Company operates contributed to the increase in sales volume in domestic market. The increasing recovery of economic activity in the second quarter had a positive influence on domestic sales, which increased 25.7% compared to the first quarter. The sales of the stainless steel line, the most representative item sold, increased in volume by 17.0% in the domestic market, compared to 2Q03.

Domestic Market (thousand tont)


39.5
46.2
30.3
38.1
30.1
34.0
19.1
23.3
Stainless
Silicon
Carbon / Alloy
Other
2Q03
2Q04

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Sales – International Market

As verified in the domestic market, Acesita also had a good export performance. Exports totaled 64.9 thousand tons in the quarter, bringing the volume of the first six-month period of 2004 to 126.1 thousand tons, an increase by 22.2% and 23.6 % compared to the same prior year periods.

The stainless steel line continues to be the most exported product. However, even with an increase by 10.9% in exports volume between the first six-month periods of 2003 and 2004, the participation of this segment within the mix of exports exceeded 95.9% in 1S03 compared to 86.1% in the same period of 2004, basically due to the significant increase in export volumes of the silicon (GO and GNO) and carbon/alloy lines.

Prices

In the 2nd quarter 2004, prices of stainless steel in the foreign market maintained the growth trend verified in the last months. Prices in the domestic market maintained the growth cycle, since they accompany international market movement closely. Prices practiced by Acesita, in reais, were converted into U.S. dollars, reflecting also the foreign exchange volatility, which explains the apparent drop in the domestic price in May, when the real suffered a devaluation of 6% against to the U.S. dollar.

Stainless Steel Price (US$/t – domestic market)
Sep/00 to Jun/04
Plate 304 LF 2mm


3,000
2,500
2,000
1,500
1,000
Set/00
Nov/00
Jan/01
Mar/01
Mai/01
Jul/01
Set/01
Nov/01
Jan/02
Mar/02
Mai/02
Jul/02
Set/02
Nov/02
Jan/03
Mar/03
Mai/03
Jul/03
Set/03
Nov/03
Jan/04
Mar/04
Mai/04
Germany
USA
Japan
Asia
Brazil
China

Note.: Since Jun/03, for Asia the Hong Kong prices are considered
Source: CRU/ Acesita

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

FINANCIAL - ECONOMIC PERFORMANCE

Net Sales

Acesita's net sales in April/June/04 totaled R$ 820.6 million, maintaining the growth trend observed in the last quarters. Net sales increased by 52.9%, compared to the same quarter of 2003, when the stainless steel prices were at a lower level. Compared to 1Q04, an increase of 22.1% was recorded.


Net Sales
(R$ million)
541.2
536.6
556.3
646.6
672.3
820.6
1,077.8
1,492.9
1q03
2q03
3q03
4q03
1q04
2q04
1S03
1S04

Net sales for the six-month period totaled R$ 1,492.9 million, 38.5% more than in the same period of 2003.


Participation in Net Sales
1S04
Stainless
76%
Other(*)
4%
Carbon
/ Alloy
7%
Silicon
G.N.O.
9%
Silicon
G.O.
4%
(*) includes services

The positive growth was due to the increase in sales volume, the improvement in prices practiced, as well as operating stability and flexibility and the dynamism reached in the production lines which permitted Acesita to expand the offer of value added products in its portfolio.

Costs

Reflecting the favorable market conditions of its main inputs, Acesita obtained profitability gains again in 2Q04. Nickel, which is the main raw material in the cost structure presented a drop in prices during practically the whole period, but specifically from January to early June, when a movement towards the re-composition of metal margins was verified in the international market, with a slight impact on production costs in 2Q04.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

In the exports to markets that do not practice the extra-alloy mechanism (a commercial practice that permits an adjustment to stainless steel prices for variations in the prices of alloys), there is an exposure between the date of the nickel purchase price definition and the date of the stainless steel sale price definition. For this period, Acesita maintains hedge transactions with nickel at the International Commodities Exchange as a tool to reduce the impact of sudden price variations of this input on its result. The hedge permits the transfer of the input price practiced on the date of purchase to the date of the sale of the stainless steel. The net effect of the hedge operations of nickel in the six-month period was positive by R$ 1.6 million.


Nickel price (US$/t)
Sep/00 to Jun/04
(LME - 3 months)
14,500
12,500
10,500
8,500
6,500
4,500
8,453
7,001
4,836
6,631
8,622
8,878
9,968
11,123
12,074
15,337
13,540
set/00
nov/00
jan/01
mar/01
mai/01
jul/01
set/01
nov/01
jan/02
mar/02
mai/02
jul/02
set/02
nov/02
jan/03
mar/03
mai/03
jul/03
set/03
nov/03
jan/04
mar/04
mai/04
Source: LME


Industrial Cost (Cash Cost)
1S04
Ore / pellets 5%
Coal/ coke 8%
Other 20%
Labor 3%
Power 4%
Other alloys 19%
Nickel 41%

The costs for the quarter also include the increase in coal acquired from Acesita Energética. Since it is a wholly-owned subsidiary of Acesita, the impact of this increase on costs is offset, in the result, by the effects of equity in the results accounting method.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Gross Profit

The increase in cost of sales ("CPV") was lower than in net sales, proportioning a gain in gross profit in the quarter and six-month period. From the sales point-of-view, it contributed to operating stability in the production and processes lines and the presence of more favorable market conditions. As regards costs, there was a positive impact of the drop in nickel price, together with the efforts to manage costs.


Gross Profit
32.0%
23.8%
24.1%
25.5%
35.3%
36.0%
27.9%
35.7%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
1S03
1S04

As a consequence, in 2Q04, Acesita recorded a gross profit better than in 1Q04 - R$ 295.1 million, compared to R$ 237.3 million. Gross profitability increased from 23.8% in 2Q03 to 36.0% in 2Q04 and from 27.9% in the first six-month period of 2003 to 35.7% in the last six-month period.

Operating Expenses

The operating expenses in the quarter totaled R$ 79.2 million, a 40.5% increase compared to 2Q03 and 39.0% compared to 1Q04. Part of the increase refers to the increase in sales expenses, explained by higher volume shipments and the continuation of logistic problems at ports since the beginning of the year. The large commercial activity in China has demanded more ships to Asia than to other regions. Accordingly, in addition to dislocation of a smaller number of ships, the shipping companies send to Brazil vessels with larger load displacements, which cannot call at Vitória Port. Also, there is a lack of availability of containers. This situation has increased freight expenses because of deviations to other ports (Rio de Janeiro and Santos) and problems with exports and an arrival of imported raw materials.

Operating expenses for the quarter were also pressured by Other operating expenses of R$ 16.1 million, which include a provision (R$ 10.0 million) to cover discussions on retentions of a social security nature on services rendered by third parties and on bonuses paid to employees.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Operating profitability (EBIT margin), despite the increase in expenses, remained in line with that of first quarter 2004, closing the six-month period at 26.5% (18.1% in the first six-months of 2003).

Operating Cash Generation (EBITDA)

As a consequence of the good operating performance, EBITDA maintained the growth trend observed during the last quarters, reaching R$ 250.5 million, an increase of 151.0% compared to the same period of 2003. EBITDA margin was 30.5%, a level similar to that of the prior quarter (31.4%) and much higher than recorded in 2Q03 (18.6%), maintaining higher levels of operating profitability among companies of its segment of activities.

The good operating performance and the increasingly favorable economic scenario in the domestic and foreign markets, allowed the Company to operate with increasing sales volumes during the six-month period, with better price conditions and margins (increase in prices of final products and the decrease in costs of the main raw material, nickel). As a consequence, during the first six-month period, EBITDA increased 83.8% compared to that in the prior-year period, and EBITDA margin increased from 23.3% to 30.9%.


EBITDA (R$ million) and Margin EBITDA (%)
27.9%
18.6%
19.3%
21.9%
31.4%
30.5%
23.3%
30.9%
461.3
151.2
99.8
107.6
141.8
210.8
250.5
250.9
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
1S03
1S04

Equity Accounting and Non-Operating Result

The result obtained via equity accounting in 2Q04 reflects the continuous and gradual improvement in market conditions, which enabled the results to exceed those of 1Q04 by R$ 24.7 million. This difference is basically due to the better results from its holdings in Aços Planos do Sul S.A / CST and Acesita Serviços Com. Ind. e Participações, which includes the higher results of Acesita Energética due to the increase in coal prices.

In the six-month period, equity accounting totaled R$ 60.9 million, R$ 39.8 million less than in the same prior year period, basically reflecting the sale of part of the holding in Cia. Siderúrgica Tubarão (CST) in which Acesita still holds 5.7%.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

The non-operating result in the first six-month period was negative by R$ 34.4 million, basically due to the provision for adjustment of the current holding in CST to expected realizable value.

Financial Result

The continuous efforts of Acesita to restructure its financial liabilities by reducing net debt, extending the profile of financial liability, reducing the funding costs, adopting hedge mechanisms, etc. resulted in a reduction of net financial expenses, excluding the effects of exchange variations, by R$ 46.6 million in 2Q04 compared to 2Q03 and by R$ 108.0 million comparing the half-year result of the two years.

Of the total gross debt of R$ 1,926.3 million at June 30, 87,2% was contracted in foreign currency. Taking into consideration that 57% had a natural hedge represented by operations linked to exports, 23% was covered with *hedge* (*swap* dollar/DI) and the Company, together with its wholly-owned subsidiary Acesita International had, on that date, investments linked to exchange variation amounting to R$ 195.8 million (10.2% of the gross debt), from the financial point of view there was no exposure to exchange variations. However, from the accounting point of view, the financial result is strongly influenced by exchange variations, since there is a mismatch between cash inflows from export revenues and the receipt of fundings in U.S. dollars. The devaluation of the real by 7.6% if compared to the U.S. dollar in the first six-month period of 2004 – compared to a valuation of 18.7% in the same period of 2003 – explains the reverse evolution between the result of net monetary variations in the two periods.

Income Tax

The provision for Income Tax (IR) and the Social Contribution on Net Income (CSLL) amounted to R$ 34.4 million in 2Q04, compared to R$ 20.3 million in 1Q04. In the six-month period, IR and CSLL paid represented 3.7% of net income for the period. The effective IR and CSLL rates reflect the offset of 30% of taxable income for the period with the balance of accumulated tax losses.

Net Income

With operational stability, together with price and demand recovery, Acesita had a net income of R$ 91.0 million in the quarter. With the consistent trajectory of positive results, accumulated net income amounted to R$ 191.1 million in the 1st six-month period, 88.6% more than in the same period of 2003 (R$ 101.3 million).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

INVESTMENTS (CAPITAL EXPENDITURES - CAPEX))

After a period of strong investments – approximately US$ 770.0 million since privatization – Acesita does not anticipate significant investments in the short term.

In the next years, priority will be given even more to improvement of the capital structure, directing operating free cash flow to reduce the financial liability.

In 2Q04, investments totaled R$ 17.5 million, R$ 9.5 million more than invested in 1Q04. Of the investments programmed for 2004 – R$ 85.0 million – R$ 25.5 million has already been allocated in the first six-month period, 30% of the total planned.

OUTLOOK

If the present favorable economic and market fundamentals verified in the first six-month period continue, the year 2004 could be seen as a positive period for Acesita operations, characterized by the adjustment of its industrial activities and the consolidation of its managerial and organizational procedures.

CAPITAL MARKETS

In 2Q04, the São Paulo Stock Exchange (BOVESPA) index dropped 4.5%, while the preferred shares of Acesita appreciated 23.0% in the same quarter.

30,355 tradings were recorded in 2Q04, involving approximately 218 billion preferred shares of Acesita, a volume 46.7% higher than in 2Q03.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

The average daily deals in BOVESPA in 2Q04 amounted to R$ 7.9 million, 138.7% more than in the same prior year period. Shares of Acesita were traded in 100% of the floors of the BOVESPA, corresponding to 14.7% of the total deals (7.0% of the financial volume) involving the steel sector.

Performance of Preferred Shares	
Average daily volume (R$ thousand)	7,914
Average daily volume (Quant. Thousand)	3,516,947
Closing rate – Jun/04	2.41
Closing rate - Mar/04	1.96
Closing rate - Dec/03	1.63
Closing rate - Jun/03	1.47
Closing rate - Mar/03	1.19
Share profitability – 2Q04	23.0%
Share profitability - 1S04	47.9%
Share profitability - 12 months	63.9%
Ibovespa profitability – 2Q04	-4.5%
Ibovespa profitability – 1S04	-4.9%
Ibovespa profitability – 12 months	63.0%

Preferred shares performance x Bovespa Index


IBF (30/06/03= 100)
220
200
180
160
140
120
100
80
IBOVESPA
ACES4
30/06/2003
30/07/2003
30/08/2003
30/09/2003
30/10/2003
30/11/2003
30/12/2003
30/01/2004
29/02/2004
30/03/2004
30/04/2004
30/05/2004
30/06/2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY			8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)	9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)	
01	AÇOS PLANOS DO SUL S.A.	02.675.078/0001-31	CLOSED SUBSIDIARY	50.10	15.15
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			365,035	365,035	
02	COMPANHIA SIDERÚRGICA TUBARÃO – CST	27.251.974/0001-02	INVESTEE OF THE SUBSIDIARY/ASSOCIATED COMPANY	11.43	100.00
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			5,828,897	5,828,897	
03	ACESITA SERVICOS, COM. IND. PART LTDA.	60.500.121/0001-24	CLOSED SUBSIDIARY	100.00	17.04
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			128,832	128,832	
04	ACEISTA INTERNATIONAL LTD.	06.021.231/0001-68	CLOSED SUBSIDIARY	100.00	18.42
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			7,250	7,250	
05	ACESITA EXPORT AND TRADE LTD.	06.128.498/0001-59	CLOSED SUBSIDIARY	100.00	17.48
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			1	1	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

10.01 - Characteristics of Public or Private Debentures Issues

1 – Item	02
2 – Order number	05
3 – CVM registration number	CVM/SRE/DEB/2002/040
4 – Date of registration with CVM	12/9/2002
5 – Issued series	UN
6 – Type of issue	Simple
7 – Nature of issue	Public
8 – Date of issue	December 1, 2002
9 – Date of maturity	December 1, 2006
10 – Type of debenture	Subordinated
11 – Current remuneration	IGPM + 12% p.a.
12 - Premium/discount	
13 – Nominal value (reais)	11,460.07
14 – Amount issued (thousands of reais)	486,537
15 – Debentures issued (unit)	42,455
16 – Outstanding debentures (unit)	3,533
17 – Treasury debentures (unit)	38,922
18 – Redeemed debentures (unit)	0
19 – Converted debentures (unit)	0
20 – Debentures to place (unit)	0
21 – Date of last renegotiation	
22 – Date of next event	December 1, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

17.01 - Report on the Special Review – Without Exception

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
ACESITA S.A.

1 We have carried out limited reviews of the Quarterly Information (ITR) of Acesita S.A. for the quarters and six-month period ended June 30 and March 31, 2004. This information is the responsibility of the Company's management. The limited review of the accounting information included in the Quarterly Information (ITR) for the quarter ended June 30, 2004, of the indirect subsidiary Companhia Siderúrgica de Tubarão – CST, evaluated on the equity method of accounting, was carried out by other independent accountants and our report, insofar as it refers to the amount of this investment and the profits produced by it, in the amounts of R$ 173,276 thousand and R$ 34,325 thousand, respectively, in the quarter ended June 30, 2004, is based solely on the report of these other accountants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews and on the report issued by other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 The Quarterly Information (ITR) also includes accounting information for the quarter and six-month period ended June 30, 2003. The limited review of the Quarterly Information (ITR) for that quarter and six-month period was carried out by other independent accountants, who issued an unqualified report thereon dated August 6, 2003.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

17.01 - Report on the Special Review – Without Exception

5 Our reviews were carried out for the purpose of issuing a report on the accounting information taken as a whole. The statement of cash flows and the statement of added value are presented to provide supplementary information on the Company, and are not required as an integral part of the Quarterly Information (ITR). The statement of cash flows and of added value for the quarter and six-month period ended June 30, 2004 were subjected to the review procedures mentioned in paragraph 2 and are fairly presented in all material respects in relation to the Quarterly Information (ITR) taken as a whole. Also, the statements of cash flows and of added value for the quarter and six-month period ended June 30, 2003, presented for comparison purposes, were not reviewed by independent accountants.

Belo Horizonte, July 30, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Contador CRC 1RS044214/O-9 "S" MG

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name
AÇOS PLANOS DO SUL S.A.

18.01 - Statement of Income of Subsidiary/Associated Companies (R$ thousand)

1 – Code	2 – Description	3 - 4/1/2004 to 6/30/2004	4 - 1/1/2004 to 6/30/2004	5 - 4/1/2003 to 6/30/2003	6 - 1/1/2003 to 6/30/2003
3.01	Gross sales and/or services revenue	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	72,153	96,486	38,093	137,506
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	(55)	(55)
3.06.03	Financial, net	(1,647)	(1,659)	5	10
3.06.03.01	Financial income	17,898	17,907	5	10
3.06.03.02	Financial expenses	(19,545)	(19,566)	0	0
3.06.04	Other operating income	5,036	5,036	0	0
3.06.04.01	Amortization of goodwill	5,036	5,036	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of subsidiaries	68,764	93,109	38,143	137,551
3.07	Operating profit	72,153	96,486	38,093	137,506
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	72,153	96,486	38,093	137,506
3.10	Provision for income tax and social contribution	0	0	(1)	(2)
3.11	Deferred income tax	(1,712)	(1,712)	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0

01. - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name
AÇOS PLANOS DO SUL S.A.

18.01 - Statement of Income of Subsidiary/Associated Companies (R$ thousand)

1 – Code	2 – Description	3 - 4/1/2004 to 6/30/2004	4 - 1/1/2004 to 6/30/2004	5 - 4/1/2003 to 6/30/2003	6 - 1/1/2003 to 6/30/2003
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	70,441	94,774	38,092	137,504
	Number of shares (thousand), excluding Treasury stock	365,035	365,035	365,035	365,035
	Net income per share	0.19297	0.25963	0.10435	0.37669
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name
AÇOS PLANOS DO SUL S.A.

18.02 – Comments on Company Performance

The main activity of Aços Planos do Sul S. A. is the shareholding in Companhia Siderúrgica Tubarão – CST. The result of the quarter arises mainly from the equity adjustment of that investee, whose quarterly information is divulged in the market.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name
COMPANHIA SIDERÚRGICA TUBARÃO - CST

18.01 - Statement of Income of Subsidiary/Associated Companies (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 6/30/2004	4 - 1/1/2004 to 6/30/2004	5 - 1/1/2003 to 6/30/2003	6 - 1/1/2003 to 6/30/2003
3.01	Gross sales and/or services revenue	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	0	0	0	0
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial, net	0	0	0	0
3.06.03.01	Financial income	0	0	0	0
3.06.03.02	Financial expenses	0	0	0	0
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of subsidiaries	0	0	0	0
3.07	Operating profit	0	0	0	0
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	0	0	0	0
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name
COMPANHIA SIDERÚRGICA TUBARÃO - CST

18.01 - Statement of Income of Subsidiary/Associated Companies (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 6/30/2004	4 - 1/1/2004 to 6/30/2004	5 - 1/1/2003 to 6/30/2003	6 - 1/1/2003 to 6/30/2003
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	0	0	0	0
	Number of shares (thousand), excluding Treasury stock	5,828,897	5,828,897	5,828,897	5,828,897
	Net income per share	0.00000	0.00000	0.00000	0.00000
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name
ACESITA SERVIÇOS, COM. IND. PART. LTDA.

18.01 - Statement of Income of Subsidiary/Associated Companies (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 6/30/2004	4 - 1/1/2004 to 6/30/2004	5 - 1/1/2003 to 6/30/2003	6 - 1/1/2003 to 6/30/2003
3.01	Gross sales and/or services revenue	88,276	163,721	52,545	107,128
3.02	Deductions	(24,819)	(45,096)	(12,708)	(25,625)
3.03	Net sales and/or services revenue	63,457	118,625	39,837	81,503
3.04	Cost of sales and/or services	(47,334)	(88,497)	(31,189)	(63,556)
3.05	Gross profit	16,123	30,128	8,648	17,947
3.06	Operating expenses/income	(1,479)	(7,889)	(1,644)	(4,626)
3.06.01	Selling	(6,308)	(11,987)	(4,416)	(8,778)
3.06.01.01	Personnel expenses/labor charges	(2,311)	(4,709)	(2,080)	(4,067)
3.06.01.02	Selling expenses	(2,080)	(3,940)	(1,394)	(2,818)
3.06.01.03	Export expenses	(4)	(5)	(7)	(11)
3.06.01.04	Other	(1,913)	(3,333)	(935)	(1,882)
3.06.02	General and administrative	(1,398)	(3,720)	(1,877)	(3,727)
3.06.02.01	Remuneration of employees/social charges	(638)	(1,414)	(657)	(1,285)
3.06.02.02	Rent	(30)	(61)	(32)	(62)
3.06.02.03	Services rendered by third parties	(379)	(797)	(405)	(785)
3.06.02.04	Taxes, charges and fines	(95)	(195)	(44)	(97)
3.06.02.05	Depreciation and amortization	(70)	(134)	(64)	(124)
3.06.02.06	Other	(186)	(1,119)	(675)	(1,374)
3.06.03	Financial, net	(1,743)	(1,748)	(443)	(856)
3.06.03.01	Financial income	(2,323)	(3,139)	(878)	(1,832)
3.06.03.02	Financial expenses	580	1,391	435	976
3.06.04	Other operating income	0	0	0	0
3.06.04.01	Monetary variations, net	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name
ACESITA SERVIÇOS, COM. IND. PART. LTDA.

18.01 - Statement of Income of Subsidiary/Associated Companies (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 6/30/2004	4 - 1/1/2004 to 6/30/2004	5 - 1/1/2003 to 6/30/2003	6 - 1/1/2003 to 6/30/2003
3.06.05	Other operating expenses	(1,645)	(1,536)	4,509	6,227
3.06.05.01	Monetary variations, net	(1,691)	(1,872)	4,509	6,227
3.06.05.02	Other	46	336	0	0
3.06.06	Equity in the results of subsidiaries	9,615	11,102	583	2,508
3.07	Operating profit	14,644	22,239	7,004	13,321
3.08	Non-operating results	(1,353)	(2,730)	(1,352)	(2,193)
3.08.01	Income	0	0	1	5
3.08.02	Expenses	(1,353)	(2,730)	(1,353)	(2,198)
3.08.02.03	Goodwill on investments	(1,353)	(2,706)	(1,353)	(2,198)
3.08.02.04	Other	0	(24)	0	0
3.09	Profit before taxes and profit sharing	13,291	19,509	5,652	11,128
3.10	Provision for income tax and social contribution	(1,495)	(2,765)	(250)	(806)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	11,796	16,744	5,402	10,332
	Number of shares (thousand), excluding Treasury stock	128,832	128,832	128,832	128,832
	Net income per share	0.09156	0.12997	0.04193	0.08012
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name
ACESITA SERVIÇOS, COM. IND. PART. LTDA.

18.02 – Comments on Company Performance

There was a significant increase in sales in the 1st six-month period of 2004, compared to the same period in 2003 which, adding the positive results from the equity in the results of subsidiaries, resulted in a significant increase in net income.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name
ACESITA INTERNATIONAL LTD.

18.01 - Statement of Income of Subsidiary/Associated Companies (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 6/30/2004	4 - 1/1/2004 to 6/30/2004	5 - 1/1/2003 to 6/30/2003	6 - 1/1/2003 to 6/30/2003
3.01	Gross sales and/or services revenue	9,952	17,660	52,481	77,763
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	9,952	17,660	52,481	77,763
3.04	Cost of sales and/or services	(9,952)	(17,660)	(48,361)	(70,050)
3.05	Gross profit	0	0	4,120	7,713
3.06	Operating expenses/income	535	772	(695)	(1,172)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(163)	(412)	(77)	(246)
3.06.02.01	Depreciation and amortization	(79)	(145)	(60)	(120)
3.06.02.03	Services rendered by third parties	(84)	(267)	0	0
3.06.02.04	Other	0	0	(17)	(126)
3.06.03	Financial, net	731	1,156	(348)	(751)
3.06.03.01	Financial income	5,380	10,075	5,278	11,702
3.06.03.02	Financial expenses	(4,649)	(8,919)	(5,626)	(12,453)
3.06.04	Other operating income	4	62	0	0
3.06.04.01	Monetary variations, net	0	0	0	0
3.06.04.02	Reversal of provision for losses	4	62	0	0
3.06.05	Other operating expenses	(37)	(34)	(270)	(175)
3.06.05.01	Monetary variations, net	(37)	(34)	(270)	(175)
3.06.06	Equity in the results of subsidiaries	0	0	0	0
3.07	Operating profit	535	772	3,425	6,541
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name
ACESITA INTERNATIONAL LTD.

18.01 - Statement of Income of Subsidiary/Associated Companies (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 6/30/2004	4 - 1/1/2004 to 6/30/2004	5 - 1/1/2003 to 6/30/2003	6 - 1/1/2003 to 6/30/2003
3.09	Profit before taxes and profit sharing	535	772	3,425	6,541
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	535	772	3,425	6,541
	Number of shares (thousand), excluding Treasury stock	7,250	7,250	7,250	7,250
	Net income per share	0.07379	0.10648	0.47241	0.90221
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name
ACESITA INTERNATIONAL LTD.

18.02 – Comments on Company Performance

Acesita International Ltd. is a wholly-owned subsidiary of Acesita S. A., and its main activities are holdings in other companies, financial operations, sales of products and commercial representation, among others.

The net income arises basically from financial income and expenses, as well as commissions on sales of Acesita S.A.'s products in the international market.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION	
1 - CVM CODE	2 - COMPANY NAME
00265-8	ACESITA S.A.

Subsidiary/Associated Company

Company name
ACESITA EXPORT AND TRADE LTD.

18.01 - Statement of Income of Subsidiary/Associated Companies (R$ thousand)

1 – Code	2 – Description	3 -
3.12.02	Contributions	
3.13	Reversal of interest on own capital	
3.15	Net income (loss) for the period	
	Number of shares (thousand), excluding Treasury stock	
	Net income per share	
	Loss per share	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name
ACESITA EXPORT AND TRADE LTD.

18.01 - Statement of Income of Subsidiary/Associated Companies (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 6/30/2004	4 - 1/1/2004 to 6/30/2004	5 - 1/1/2003 to 6/30/2003	6 - 1/1/2003 to 6/30/2003
3.01	Gross sales and/or services revenue	184,268	325,365	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	184,268	325,365	0	0
3.04	Cost of sales and/or services	(184,268)	(325,365)	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	(44)	(16)	0	0
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial, net	58	3	0	0
3.06.03.01	Financial income	5,757	10,718	0	0
3.06.03.02	Financial expenses	(5,699)	(10,715)	0	0
3.06.04	Other operating income	(102)	(19)	0	0
3.06.04.01	Monetary variations, net	(102)	(19)	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of subsidiaries	0	0	0	0
3.07	Operating loss	(44)	(16)	0	0
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit (loss) before taxes and profit sharing	(44)	(16)	0	0
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name
ACESITA EXPORT AND TRADE LTD.

18.01 - Statement of Income of Subsidiary/Associated Companies (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 6/30/2004	4 - 1/1/2004 to 6/30/2004	5 - 1/1/2003 to 6/30/2003	6 - 1/1/2003 to 6/30/2003
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	(44)	(16)	0	0
	Number of shares (thousand), excluding Treasury stock	1	1	1	1
	Net income per share			0.00000	0.00000
	Loss per share	(44.00000)	(16.00000)		

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name
ACESITA EXPORT AND TRADE LTD.

18.02 – Comments on Company Performance

Acesita Export and Trade Ltd. is a wholly-owned subsidiary of Acesita S/A, formed in the 1st quarter of 2003, whose exclusive objective is to channel the Company's exports to Arcelor Group companies, in line with the export prepayment operations structured with a banking syndicate in December 2003.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Contents

GROUP	TABLE	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head Office	1
01	03	Investor Relations Officer (Company Mail Address)	1
01	04	General Information/Independent Accountant	1
01	05	Capital Composition	2
01	06	Characteristics of the Company	2
01	07	Companies Excluded from the Consolidated Financial Statements	2
01	08	Dividends Approved and/or Paid	2
01	09	Subscribed Capital and Alterations in the Current Year	3
01	10	Investor Relations Officer	3
02	01	Balance Sheet – Assets	4
02	02	Balance Sheet - Liabilities and Stockholders' Equity	5
03	01	Statement of Income	6
04	01	Notes to the Quarterly Information	8
05	01	Comments on Company Performance	42
09	01	Investments in Subsidiaries and/or Associated Companies	53
10	01	Characteristics of Public or Private Debentures Issues	54
17	01	Report on the Special Review	55
		Aços Planos do Sul S.A.	
18	01	Statement of Income of Subsidiary/Associated Companies	57
18	02	Comments on Company Performance	59
		Companhia Siderúrgica Tubarão – CST	60
		Acesita Serviços Com. Ind. Part. Ltda.	
18	01	Statement of Income of Subsidiary/Associated Companies	62
18	02	Comments on Company Performance	64
		Acesita International Ltd.	
18	01	Statement of Income of Subsidiary/Associated Companies	65
18	02	Comments on Company Performance	67
		Acesita Export and Trade Ltd.	
18	01	Statement of Income of Subsidiary/Associated Companies	68
18	02	Comments on Company Performance	70